Exhibit A

Aladdin Knowledge Systems
PRESS RELEASE

Aladdin Press Contact:	Aladdin Company Contact:
Matthew Zintel	Debbie Kaye
Zintel Public Relations	Aladdin Corporate Communications
matthew.zintel@zintelpr.com	debbie.kaye@aladdin.com
310.574.8888	646.468.0481

Aladdin Press and Investor Contact:
Jeremy Jacobs/Rachel Ferguson
Joele Frank, Wilkinson Brimmer Katcher
jjacobs@joelefrank.com
rferguson@joelefrank.com
212.355.4449

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Completes
Acquisition of SafeWord; Raises 2008 Annual Guidance to
Give Effect to Acquisition

SafeWord positions Aladdin as a leading strong authentication provider, harnessing strong market and channel presence worldwide

TEL AVIV, ISRAEL – Sept. 4, 2008 – Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN), an information security leader specializing in authentication, software DRM and content security, today announced that it has completed the acquisition previously announced on July 30, 2008, of the Secure SafeWord product line from Secure Computing Corporation (NASDAQ: SCUR) for approximately $65 million in cash, including acquisition costs.

The Company today also raised guidance for the fiscal year 2008 to give effect to the completion of the SafeWord acquisition, as well as preliminary estimates of the performance of the Company’s core business.

“We are pleased to have completed this exciting transaction, and we expect to realize immediate benefits from the acquisition of SafeWord,” said Yanki Margalit, Chairman and CEO of Aladdin Knowledge Systems. “SafeWord adds highly reliable technology to Aladdin as well as a strong market and channel presence, enabling us to offer customers a broader range of solutions for their security needs. Additionally, we will be able to leverage SafeWord’s global presence and competitive strengths to position the Company for long-term success. We welcome SafeWord’s world-class employees, who join the rest of our hard working and innovative team in continuing to develop industry-leading technologies to support our global customers and enhance value for all of our stakeholders.”

“Today’s announcement is another important step in executing our business plan, which includes organic growth complemented by additional opportunities that further strengthen our portfolio of IT security offerings, contribute to our market share and sales, and increase Aladdin’s global brand recognition,” continued Mr. Margalit. “The Aladdin Board and management team are confident that continued execution of our strategy will enhance value for our shareholders.”

Shlomi Yanai, Vice President of the Authentication unit, added: “SafeWord adds industry-leading one-time-password authentication products to Aladdin’s suite of enterprise identity and access management solutions and contributes tremendous security knowledge and expertise to Aladdin’s team of authentication experts. Combining eToken’s and SafeWord’s personnel, technology and partnerships positions Aladdin as a leading strong authentication provider. SafeWord brings a new level of one-time-password authentication to Aladdin’s eToken brand, adding value for Aladdin’s customers by advancing the technology. Aladdin also expands the options available to SafeWord customers, who now have access to the entire line of eToken devices. We are committed to continuing to serve SafeWord customers while providing seamless integration into the Aladdin family.”

“As a long-time reseller of SafeWord, we are thrilled at the opportunity to expand our business with a company like Aladdin,” said Gordon Shevlin, Executive Vice President at Fishnet Security. “We see Aladdin’s focus on authentication solutions and proven track record of launching new products as a very positive development for the SafeWord product line.”

Aladdin and SafeWord will maintain service to SafeWord’s customers by providing continued manufacturing services, as well as sales, service and support.

Raised Annual 2008 Guidance

Based on preliminary estimates, primarily due to the effect of the completed acquisition of SafeWord, as well as the current performance of the Company’s core business, Aladdin now expects its 2008 non-GAAP revenues to be between $124 million and $132 million, compared to the previously reported GAAP range of $112 million to $120 million provided at the end of the second quarter and as compared to the $105.9 million in revenues reported for fiscal year 2007. Non-GAAP revenues include any deferred revenue valuation adjustment (currently estimated to be approximately $4.3 million) relating to the SafeWord acquisition. Aladdin expects GAAP revenues to be between $120 million and $128 million in fiscal year 2008.

Fiscal year 2008 non-GAAP diluted earnings per share are expected to increase to between $0.67 and $0.77 from between $0.48 and $0.56. Non-GAAP earnings per share guidance excludes the projected impact of stock-based compensation expenses of approximately $2.0 million, valuation adjustment on acquired deferred revenue of approximately $4.3 million and amortization of intangibles and anticipated one-time expenses related to the Company’s recent acquisitions of approximately $3.9 million. The acquisition-related adjustments are based on preliminary estimates and are subject to change pending final analysis.

The Company reported non-GAAP earnings per diluted share of $1.20 for fiscal year 2007, which excluded stock-based compensation expense and the impact of the $2.0 million non-recurring up-front cost associated with production of video-based training.

Fiscal year 2008 GAAP diluted earnings per share is expected to decrease to between $0.00 and $0.05 from a range of $0.36 to $0.44, primarily due to the impact of accounting charges related to acquisitions. The Company reported GAAP diluted earnings per share of $1.02 for fiscal year 2007.

“We are encouraged by our prospects for the remainder of 2008, due in large part to our SafeWord acquisition, which we expect to have an immediate positive impact on our earnings on a non-GAAP basis during this quarter,” Mr. Margalit added. “Our revised 2008 annual guidance validates the framework we previously provided on July 30th, the day we announced the SafeWord transaction, and affirms our expectations that SafeWord will provide Aladdin with profitable revenues and growth opportunities. With our investment plan beginning to bear fruit, together with the ongoing performance of our core business, our pipeline and current market trends, we have great confidence in our 2008 business outlook.”

Use of Non-GAAP Measures

The purpose of adjustments from U.S. Generally Accepted Accounting Principles (GAAP) to non-GAAP is to give an indication of the Company’s performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Aladdin’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Aladdin management regularly uses its supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Among the acquisition-related charges is a deferred revenues valuation adjustment. Business combination accounting rules requires the Company to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. Aladdin believes this adjustment is useful to investors as a measure of the ongoing performance of its business. The Company believes these non-GAAP financial measures provide consistent and comparable measures to help investors understand its current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

The Company undertakes no obligation to update its estimates.

The Company will report third quarter earnings in October, 2008.

About Aladdin

Aladdin Knowledge Systems (NASDAQ: ALDN) is an information security leader with offices in 12 countries, a worldwide network of channel partners, and numerous awards for innovation. Aladdin eToken is the world’s #1 USB-based authentication solution, offering identity and access management tools that protect sensitive data. Aladdin SafeWord two-factor authentication technology protects companies’ important information assets and applications. Aladdin HASP SRM boosts growth for software developers and publishers through strong anti-piracy protection, IP protection, and secure licensing and product activation. Aladdin eSafe delivers real-time intelligent Web gateway security that helps protect data and networks, improve productivity, and enable compliance. Visit www.Aladdin.com.

Safe Harbor Statement

Certain information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, risks relating to our recent acquisition of Athena Smartcards and SafeWord and the pending acquisition of Eutronsec, including the failure to realize expected synergies, failure to effectively integrate these businesses into our business and increasing unexpected liabilities, the loss of market share, changes in the level of business or anticipated business from a large customer or customers, failure to achieve anticipated customer orders, changes in the competitive landscape, unexpected costs associated with one time corporate events and other factors over which the company has little or no control. For more information, please refer to the Company’s filings with the Securities and Exchange Commission, which are available on the Commission’s website at www.sec.gov.

©2008 Aladdin Knowledge Systems, Ltd. All rights reserved. HASP, eToken, eSafe, Aladdin Knowledge Systems and the Aladdin logo are trademarks or registered trademarks of Aladdin Knowledge Systems, Ltd.